Benjamin Franklin Bancorp, Inc.
58 Main St. Franklin, MA 02038
January 10, 2008
Mr. Hugh West, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Dear Mr. West:
This letter is written to provide supplemental information to our response of January 4, 2008 to your comment letter dated December 19, 2007. We noted in our response that we will reclassify in our 2007 10-K the portion of the allowance for loan losses that relates to loan commitments and undrawn lines of credit. Those amounts will be removed from the allowance for loan losses and reclassified as “Other liabilities” for all periods presented. Related income statement provisions will also be appropriately reclassified. Further, we wish to make it clear that in addition to these financial statement reclassifications, we will make appropriate adjustments to all related Guide 3 disclosures for all periods presented.
In connection with this response, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any questions about the information provided or if you require any additional information.

Sincerely,
/s/ Claire S. Bean
Claire S. Bean
Treasurer and Chief Financial Officer